PARKS! AMERICA, INC.

1300 Oak Grove Road

Pine Mountain, GA 31822

Via EDGAR

March 20, 2013

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy Geddes

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:

Parks! America, Inc.

Form 10-K for the fiscal year ended September 30, 2012

Filed December 28, 2012

File No. 000-51254

Form 10-Q for the quarterly period ended December 30, 2012

Filed February 6, 2013

File No. 0-51254

Dear Mr. Humphrey and Ms. Geddes:

With respect to your letter dated March 7, 2013 concerning our annual report on Form 10-K for the fiscal year ended September 30, 2012 that was filed on December 28, 2012 and the quarterly report on Form 10-Q for the quarter ended December 30, 2012 that was filed on February 6, 2013, we expect to respond to your comments on or before April 5, 2013.  Please contact the undersigned if this is not acceptable.

Thank you.

Very truly yours,

/s/ Dale Van Voorhis

Dale Van Voorhis

President and Chief Executive Officer

Parks! America, Inc.

cc:

Jon Gardner